Exhibit 99.1

Unofficial Translation from Hebrew

Full and exact name of the investor:
Contact person:	Direct telephone:
Email address for delivery of private offering results:
To Gilat Satellite Networks Ltd.	To Leader Underwritings (1993) Ltd. (“Leader”)

Dear Sirs,

Re: Gilat Satellite Networks Ltd. – Private Placement of Notes (Series 1)

1.	We hereby submit to Gilat Satellite Networks Ltd. (hereinafter: the “Company”) an irrevocable offer to purchase __________ USD par value of Notes (Series 1) of the Company (hereinafter: the “Notes”), in connection with a private placement by the Company (hereinafter: the “Offering”), the terms and documents of which we have reviewed and are acceptable to us. The Notes shall be allotted to us at a price of USD 1 per USD 1 par value.

2.	We undertake to deliver to the Company the full consideration for our subscription, following receipt of all requisite approvals set forth below and against the allotment of the Notes to us, at such time and in such manner as you shall notify us in the acceptance notice. We acknowledge that the allotment of the Notes is subject in all cases, even after acceptance of this subscription by the Company, to receipt of the following approvals: (1) approval of the Company’s board of directors for the allotment of the Notes; (2) approval of the Tel Aviv Stock Exchange Ltd. for the listing of the Notes for trading on the TASE-UP institutional investor trading platform. If the aforementioned approvals are not obtained within 21 days of the date of the acceptance notice, this offer shall expire, the Notes shall not be allotted to us, and the Company shall refund any amounts paid by us for the Notes, and we shall have no claim and/or demand against the Company and/or Leader or any of their agents in connection therewith, all subject to applicable law.

3.	We hereby authorize the stock exchange member listed below, in which the account to be debited is maintained, and instruct it to debit our account in the amount specified by the offering coordinator as the amount to be charged to the client.

4.	We hereby irrevocably represent and undertake that: (1) this subscription has been duly authorized by our competent organs, and there is no legal or contractual impediment to our entering into and performing this subscription; (2) we satisfy the conditions set forth in the First Addendum to the Securities Law, 5728-1968 (hereinafter: the “Securities Law”) and we are aware of the implications of being an investor included in such Addendum and consent thereto; (3) the Notes are being purchased by us for our own account or for the holdings of members/policyholders under our management and not for the purpose of distribution or sale to others, not on behalf of or for others, and not for our clients, except and unless in connection with the management of member or policyholder funds or under conditions permitted by the Securities Law and regulations promulgated thereunder.

5.	We confirm and represent that we have reviewed and examined the offering documents, including the trust deed for the Notes (Series 1) and its appendices (hereinafter: the “Offering Documents”), and that they are understood and acceptable to us. We are aware that the Notes are not being offered to the public but rather to investors listed in the First Addendum to the Securities Law and that the Notes will not be listed for trading on the stock exchange, but will be eligible for clearing through the clearing house of the Tel Aviv Stock Exchange Ltd. in accordance with the exchange’s guidelines applicable to the TASE-UP institutional trading platform.

6.	We are aware that the offer of the Notes to investors in Israel is made pursuant to Regulation S (hereinafter: “Regulation S”) promulgated under the US Securities Act of 1933. Accordingly, we represent that: (1) we are not a U.S. Person as defined in Regulation S and we are not specifically purchasing the Notes on behalf of a U.S. Person; (2) we are not located in the United States at the time of submitting this application to purchase the Notes with the intent to effect a distribution (as such term is defined under U.S. securities laws); (c) we are aware that the offer of the Notes was not made pursuant to a prospectus filed and/or approved in Israel and/or the United States and therefore the offer of the Notes does not constitute a public offering of securities in Israel and/or the United States.

7.	We are aware that the offer of the Notes is exempt from registration under U.S. securities laws and that the Notes are not eligible for resale unless the Notes are registered under a Registration Statement of the Company permitting their resale, which has become effective with the U.S. Securities and Exchange Commission (SEC), or unless the sale is made pursuant to an exemption from registration under U.S. securities laws. Furthermore, we are aware that the Notes are offered to institutional investors in Israel under a Category 2 offering pursuant to Regulation S under U.S. securities laws, and accordingly they are not eligible for resale to U.S. Persons, as defined in Regulation S, for a period of forty (40) days from the date of original allotment.

8.	We are aware that the Company has undertaken to file a Registration Statement with the SEC to permit the resale of the Company’s shares to be allotted upon conversion of the Notes, no later than one year from the date of allotment of the Notes. To the extent the Company is required to allot shares following conversion of the Notes by holders prior to the date the Registration Statement is declared effective by the SEC, the allotment of such shares shall be made in an exempt offering under U.S. securities laws, and such shares shall not be eligible for resale until the Registration Statement is declared effective by the SEC, unless the sale is made pursuant to an exemption from registration under U.S. securities laws.

9.	We confirm and represent that our decision to invest in the Company’s Notes was made based solely on our own independent judgment and that the purchase of the Notes is made on the basis of our own due diligence and at our own risk. We acknowledge that the Notes to be allotted to us, if allotted, shall be allotted without any representation, warranty, or indemnity by the Company, beyond what is stated in the Offering Documents and the Company’s public filings, and/or any representation, warranty, or indemnity by Leader, or any of their agents, free and clear of any debt, attachment, lien, and/or other third-party right. Subject to applicable law and subject to the foregoing regarding the securities being free and clear, we confirm and represent that we have no and shall have no claim or demand against the Company and/or Leader, and/or any of their agents (including their directors and/or employees and/or advisors) in connection with the Offering and/or the Notes, except for claims, if any, against the Company in connection with its public filings.

10.	We are aware that the Notes and the shares to be issued upon conversion of the Notes shall be subject to resale restrictions (lock-up provisions) pursuant to Section 15C of the Securities Law and pursuant to the Securities Regulations (Details under Sections 15A through 15C of the Law), 5760-2000, and we undertake to comply with such provisions.

11.	We confirm and represent that we have the capability, expertise, experience, and the financial, economic, and business tools to independently analyze the merits of investing in the Company’s Notes and to assess the risks and rewards of the transaction and to commit to its execution, and that we have the ability to consider and understand the tax implications related to the purchase of the Notes to be allotted to us, if allotted, and related to the allotment of shares to be issued upon conversion of the Notes, if allotted.

12.	We acknowledge that there is no certainty that the issuance of the Notes by the Company will be consummated. We further acknowledge that the Company and/or Leader may postpone or cancel the Offering and may determine, increase, or decrease the quantity of Notes issued by the Company in the Offering, at their sole discretion, and that the Company and/or Leader are not obligated to accept our subscription, in whole or in part. In the event the Company does not accept our subscription in the Offering and/or in the event of partial acceptance and/or in the event the Offering is not consummated or is postponed, for any reason whatsoever, we shall have no claim and/or demand and/or cause of action against the Company and/or Leader and/or any of their agents.

13.	We acknowledge that you are irrevocably relying on our undertakings and representations set forth above.

Date	Name of Signatory	Signature and Stamp

Full and exact name of the investor:

Account details for cash debit:	Bank	Branch	Account
Account holder name:

Account details for securities transfer:	Bank / Stock Exchange Member	Branch	Account
Account holder name:

Please ensure that names and account numbers are filled in accurately and completely. This form may not be altered or supplemented.